January 17, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

*100 F. Street, N.E.

Washington, D.C. 20549

Re:	AntriaBio, Inc. (the "Company")

Registration Statement on Form S-1

File No. 333-214974

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 2:00PM on January 19, 2017 or as soon thereafter as is practicable.

Very truly yours,

ANTRIABIO, INC.

By: /s/ Nevan Elam
Name: Nevan Elam
Title: Chief Executive Officer